RadioShack Corporation
300 RadioShack Circle
MS CF3-103
Fort Worth, TX 76102
(817) 415-3748

FOIA CONFIDENTIAL TREATMENT REQUEST

October 1, 2010

VIA EDGAR (REDACTED)
VIA FEDEX AND FAX TO 703-813-6980 (INCLUDING CONFIDENTIAL PORTIONS)
Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:	RadioShack Corporation
Form 10-K for the period ended December 31, 2009
Filed February 22, 2010
Definitive Proxy Statement on Schedule 14A Filed April 16, 2010
Form 10-Q for the period ended June 30, 2010
Filed July 29, 2010
File No. 001-05571

Dear Mr. Owings:

RadioShack Corporation (the “Company”) is pleased to respond to the comments of the staff of the Securities and Exchange Commission (the "Commission") concerning the above referenced Form 10-K, Definitive Proxy Statement on Schedule 14A, and Form 10-Q as set forth in your letter dated September 15, 2010.  This letter follows our letter, dated September 28, 2010, in which we requested additional time to respond to your comments.  For convenience, the staff’s numbered comments are shown below in italicized text, followed by the Company’s responses.

Pursuant to the provisions of 17 C.F.R. §200.83 (“Rule 83”), the Company requests that confidential treatment under the Freedom of Information Act (“FOIA”)(5 U.S.C. §522) be afforded to the redacted portions of this letter, which are marked with [***] and with the confidentiality legend required by Rule 83.  A complete version of this letter that includes the redacted confidential information has been provided to the staff.

The Company believes the redacted information is covered by one or more exemptions in the FOIA, for reasons of business confidentiality.  If any person who is not an employee of the SEC, including any other government employee, requests an opportunity to inspect or copy the redacted information referred to in this letter, pursuant to FOIA or otherwise, we request in accordance with Rule 83 that the Company be promptly notified and furnished with a copy of all written materials pertaining to such a request so that the Company may further substantiate the foregoing request for confidential treatment.  Please address any notifications of a request for access to the redacted information to the undersigned at the above address.

In certain responses, the Company may agree to supplement the disclosures in our future filings.  Such agreements to change the Company’s disclosure practices in the future should not be taken as an admission that prior disclosures were deficient.

FOIA Confidential Treatment Request by RadioShack Corporation

Mr. H. Christopher Owings Securities and Exchange Commission October 1, 2010 Page 2	FOIA Confidential Treatment Request by RadioShack Corporation

Form 10-K for period ended December 31, 2009

Risk Factors, page 10

1.
We note your risk factor on page 10 that discusses the fact that you maintain significant receivable balances from various service providers.  Please revise to quantify the amount of receivable balances you currently maintain and, in an appropriate place in your annual report, explain your practices with respect to managing your receivable balances.

Response

We disclosed our net receivable from vendors and service providers in Note 3 of our Notes to Consolidated Financial Statements; however, in future filings we will update this risk factor.  For example, the disclosure in our next Annual Report on Form 10-K will be substantially as follows:

Our inability to collect receivables from our vendors and service providers could adversely affect our results of operations.

We maintain significant receivable balances from various service providers, such as Sprint Nextel, AT&T, T-Mobile, and Verizon consisting of commissions and other funds related to these relationships. At December 31, 2010 and 2009, our net receivables from vendors and service providers were $XXX million and $247.5 million, respectively. The average payment term for these receivable balances is approximately XX days. We do not factor these receivables. Changes in the financial condition of one or more of these service providers could cause a delay or failure in collecting these receivable balances. A significant delay or failure in collecting these receivable balances could adversely affect our financial results or financial condition.

Item 6. Selected Financial Data, page 20

2.
We note your disclosure in footnote (3) discusses which stores are included in your computation of comparable store sales data.  Please consider revising your disclosure to indicate how store relocations, store closures and store renovations are handled in your calculation of comparable store sales data.  To assist investors to better understanding of your store activity, please also consider presenting in tabular format a roll-forward of stores for all periods presented showing beginning totals for stores operated and new store openings, store closures and any other activities to arrive at the ending totals for stores operated at the end of the periods presented.

Response

Store relocations and store renovations are included in our comparable store sales data. Closed stores are excluded from our comparable store sales data for both current and prior periods. In future filings, we will update this disclosure. For example, the disclosure in our next Quarterly Report on Form 10-Q will be substantially as follows:

Comparable store sales include the sales of RadioShack company-operated stores and kiosks, including remodels and relocations, with more than 12 full months of recorded sales. Retail locations closed during the previous 12 months are excluded from comparable store sales.

Additionally, to assist our investors with understanding our store activity, we will add the following disclosure in our next Annual Report on Form 10-K under Retail Locations in Item 2. Properties:

Mr. H. Christopher Owings Securities and Exchange Commission October 1, 2010 Page 3	FOIA Confidential Treatment Request by RadioShack Corporation

In 2010, the Company opened XX retail locations and closed XX retail locations. In 2009, the Company opened XX retail locations and closed XX retail locations. In 2008, the Company opened XX retail locations and closed XX retail locations.

3.
You disclose in footnote (3) that the current year results for the Sprint-branded kiosks are being included in your comparable store sales for RadioShack branded company-operated stores located in the same shopping mall.  Please clarify for us and in your disclosures if these stores are included for both current and prior year comparable store sales calculations.

Response

All Sprint-branded kiosks were closed in August 2009 and had no further impact on the comparable store sales calculation in subsequent periods.  Certain of these kiosks were utilized as extensions of existing RadioShack company-operated stores located in the same shopping malls and became multiple wireless carrier RadioShack-branded locations.  When calculating our comparable store sales for 2009, we included sales from these locations only for periods after they became extensions of RadioShack company-operated stores.  In future filings, we will update this disclosure. For example, the disclosure in our next Quarterly Report on Form 10-Q will be substantially as follows:

Following the closure of the Sprint-branded kiosks, certain former Sprint-branded kiosks became multiple wireless carrier RadioShack-branded locations. We managed and reported XX of these locations as extensions of existing RadioShack company-operated stores located in the same shopping malls at September 30, 2010. For purposes of calculating our comparable store sales, we only included sales from these locations for periods after they became extensions of existing RadioShack company-operated stores.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

4.
We note your inclusion of an Overview, however, it appears to summarize the results of operations of the company for the completed fiscal year.  Please expand it to include a balanced, executive level discussion that identifies the most significant matters with which management is concerned in evaluating your financial condition and results of operations.  This discussion should:

•	Include economic or industry-wide factors relevant to your business, including any impact on your business as a result of the current state and trend of the economy;

•	Serve to inform readers about how you earn revenues and income and generate cash;

•
Provide insight into material opportunities, challenges and risks such as those presented by known material trends and uncertainties such as your growth through acquisition, your sales cycle and history of losses and the actions you are taking to address those opportunities, challenges and risks; and

•
Identify material demands, commitments, events or uncertainties that will have, or are reasonably likely to have a material impact on your financial condition, operating performance, revenues, and/or income, or result in your liquidity decreasing or increasing in any material way and provide additional information about the quality and variability of your earning and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance.

Refer to Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 issued December 19, 2003 and available on our website at www.sec.gov and Item 303 of Regulation S-K

Mr. H. Christopher Owings Securities and Exchange Commission October 1, 2010 Page 4	FOIA Confidential Treatment Request by RadioShack Corporation

Response

In the Company’s next Annual Report on Form 10-K we will expand our Overview included in Management’s Discussion and Analysis of Financial Condition and Results of Operations to provide a balanced, executive level summary of significant matters in the spirit of Release No. 33-8350 issued December 19, 2003.

Below is an example of an expanded Overview:

ITEM 7.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) summarizes the significant factors affecting our consolidated operating results, financial condition, liquidity and capital resources, risk management practices, critical accounting policies, and estimates and certain factors that may affect our future results, including economic and industry-wide factors. Our MD&A should be read in conjunction with our consolidated financial statements and accompanying notes, included in this Annual Report on Form 10-K, as well as the Risk Factors set forth in Item 1A above.

EXECUTIVE OVERVIEW

RadioShack is a specialty retailer of consumer electronics, home and personal technology products, power products, and related services, including wireless services from all national carriers, three of which are offered in virtually every U.S. RadioShack company-operated store and kiosk.

We have two reportable segments, U.S. RadioShack company-operated stores and kiosks. The U.S. RadioShack company-operated store segment consists solely of our 4,476 U.S. company-operated retail stores, all operating under the RadioShack brand name in the United States, Puerto Rico, and the U.S. Virgin Islands. Our U.S. RadioShack company-operated stores offer a broad selection of relevant technology products, including innovative mobile devices, accessories, and services, as well as items for personal and home technology and power supply needs. The kiosk segment consists of our network of 562 kiosks, primarily located in Sam’s Club and Target locations. Our kiosk locations offer a wide selection of mobile phones, accessories and related services. Our other operations include business activities that are not separately reportable, which include sales to our independent dealers, sales to other third parties through our service centers, sales generated by our www.radioshack.com Web site and our Mexican subsidiary, sales to commercial customers, and sales to other third parties through our global sourcing and manufacturing operations.

Our more than 6,500 locations in the U.S. and Mexico give us a unique competitive advantage in scale, reach and convenience.  We strive to differentiate ourselves through an appealing store format, a comfortable store size, a carefully tailored product assortment, and friendly sales experts.

RadioShack occupies a strong niche in the consumer electronics marketplace, providing an alternative to big box retailers:

•
We offer a broad selection of relevant technology products, including innovative mobile devices, accessories, and services, as well as items for personal and home technology and power supply needs.  Our lineup features leading national brands and wireless carriers, as well as exclusive private brands.

•
We continue to capitalize on the growth in wireless and consumer demand for customer-friendly plans and devices; our mobility assortment has been and will continue to be priced aggressively and is fully competitive with any alternative retailer or carrier.

Mr. H. Christopher Owings Securities and Exchange Commission October 1, 2010 Page 5	FOIA Confidential Treatment Request by RadioShack Corporation
•	We have significant financial strength.

•	We are efficient operators and are a high-margin operation with a proven culture of cost control.

•	We have highly trained sales experts who offer friendly and personal service within an inviting, easy-to-shop store environment.

As with most other specialty retailers, our net sales and operating revenues, operating income and cash flows are greater during the fourth quarter, which includes the majority of the holiday shopping season in the United States and Mexico.

External Factors Affecting Our Business

Since the fourth quarter of 2008 we have seen a highly challenging economy and muted consumer spending. However, the consumer electronics industry, and in particular the mobile phone industry, have experienced attractive growth rates over the past several years, driven by product innovations.  The growth in mobile phones has been driven by growth in both the number of wireless subscribers and an increase in smartphones, which represent the latest in mobile phone technology. A smartphone is a mobile phone that offers more advanced computing ability and connectivity than a basic feature phone.

According to the Consumer Electronics Association (“CEA”), sales of consumer electronics are expected to remain strong, growing by x.x% in xxx due to the continued adoption of more portable digital products.  The CEA specifically points to an increase in the penetration of smartphones, which they estimate will grow from approximately xx% of the wireless handset market in 2009 to over xx% of the market in 2014.

Smartphones typically combine mobile phone capabilities with capabilities previously found on separate devices. Some examples include GPS (global positioning system) navigation, memory players and camera capabilities.  We believe this convergence of capabilities into smartphones has contributed to a decline in several other product categories. This convergence trend is likely to continue as smartphones continue to evolve and as more consumers adopt smartphone technology.

The innovation in certain mature consumer electronic product categories, such as DVD players, camcorders and audio products, has not been sufficient to maintain average selling prices.  These mature products have become commoditized and have experienced price declines and reduced margins.

Business Strategy and Performance

In 2006, under a new senior management team, we set out three specific goals:

•	Strengthen the financial position of the Company

•	Improve the quality of our operations, especially customer service

•	Rebalance our product mix and revitalize and contemporize our brand

By taking a disciplined approach to cost control and focusing on profitable sales and the strength of our balance sheet, we have been able to make substantial progress on all three goals.

In 2009, we improved our margins, built our cash position, and controlled our costs.  At the same time, we continued to make operational improvements that reinforced our strategic themes of mobility, innovation, and service.  In the third quarter, we added a third national wireless carrier to our RadioShack-branded stores, positioning us to meet our customers’ desire for multi-carrier options and to more aggressively develop our position in the wireless market.  In addition, we launched our new brand platform – The Shack – that quickly captured the attention of consumers and the marketplace.

Mr. H. Christopher Owings Securities and Exchange Commission October 1, 2010 Page 6	FOIA Confidential Treatment Request by RadioShack Corporation

We have continued to invest in strategic initiatives to drive our long-term success, including:

•	Growing our wireless business by taking advantage of our multiple wireless carrier retail position, the strong product growth cycle, and the growth in penetration of smartphones.

•
Strengthening the offering in the rest of the store by upgrading our merchandising talent, adding more national brands, and increasing exposure of these categories in targeted advertising and marketing.

•	Maximizing our dealer and franchise operations by increasing our wireless offerings through these channels and developing a consistent brand experience.

•	Partnering with other retailers – such as Sam’s Club and Target – to provide wireless service offerings in their stores.

•	Improving our use of real estate and taking advantage of the current commercial real estate market by reevaluating our leases for improved terms or reduced costs.

•	Developing our international growth opportunities through our company-owned stores in Mexico and increasing our international franchising partners.

RESULTS OF OPERATIONS

2009 Summary

•
Net sales and operating revenues increased $51.5 million, or 1.2%, to $4,276.0 million when compared with last year. Comparable store sales increased 1.3%. This increase was driven primarily by increased sales in our Sprint Nextel postpaid wireless business, the addition of T-Mobile as a postpaid wireless carrier in our company-operated stores, increased sales of prepaid wireless handsets and airtime, increased sales of netbooks, and increased sales of digital televisions, but was partially offset by sales declines in GPS products, digital-to-analog converter boxes, wireless accessories, digital music players, batteries, and digital cameras. Consolidated net sales and operating revenues also benefited from the consolidation of our Mexico subsidiary for all of 2009.

•
Gross margin increased 40 basis points to 45.9% from last year. Gross margin was positively impacted by improved product mix combined with fewer markdowns as a result of more effective promotional productivity, inventory management and higher sell-through of seasonal products.

•
Selling, general and administrative (“SG&A”) expense decreased $1.9 million when compared with last year. As a percentage of net sales and operating revenues, SG&A decreased by 40 basis points to 35.3%. Significant changes within SG&A expense include the full year results of our Mexican subsidiary, more incentive compensation, and lower advertising expense.

•	As a result of the factors above, operating income increased $47.2 million, or 14.6%, to $369.4 million when compared with last year.

•	Net income increased $15.6 million to $205.0 million when compared with last year. Net income per diluted share was $1.63 compared with $1.47 last year.

•	Adjusted EBITDA increased $41.0 million, or 9.7%, to $462.3 million when compared with last year.

Mr. H. Christopher Owings Securities and Exchange Commission October 1, 2010 Page 7	FOIA Confidential Treatment Request by RadioShack Corporation

Cash Requirements, page 33

Capital Expenditures, page 33

5.	Please revise to explain why you have determined to increase your capital expenditures for the upcoming year, as compared to last year.

Response

The nature of our capital expenditures is comprised of a base level of investment required to support our current operations and a discretionary amount related to Company strategic initiatives. Our disclosed increase in anticipated capital expenditures for 2010 was based on our  2010 annual plan. We do not disclose the nature of these initiatives due to the uncertainty of their completion and for competitive reasons. We provide an updated forecast of our capital expenditures, if necessary, in our Form 10-Q filings during the year. In future filings, we will update this disclosure. For example, the disclosure in our next Annual Report on Form 10-K will be substantially as follows:

Capital Expenditures: We anticipate that our capital expenditure requirements for 2011 will range from $XX million to $XX million. The nature of our capital expenditures is comprised of a base level of investment required to support our current operations and a discretionary amount related to our strategic initiatives. The base level of capital expenditures required to support our operations ranges from $40 million to $60 million. The remaining amount of anticipated capital expenditures relates to strategic initiatives as reflected in our annual plan. These capital expenditures are discretionary and, therefore, may not be spent if we decide not to pursue one or more of our strategic initiatives. U.S. RadioShack company-operated store remodels and relocations, as well as information systems projects, will account for the majority of our anticipated 2011 capital expenditures. Cash and cash equivalents and cash generated from operating activities will be used to fund future capital expenditure needs.

Contractual Obligations, page 33

6.
We note your disclosure of certain lease commitments in note 13 to your annual report (page 75).  We note specifically disclosure of leases for periods of up to 20 years, non-cancelable leases, and a sale and lease-back provision–characteristics that could be associated with capital leases.  We further note that your tabular disclosure of contractual obligations on page 33 of your annual report does not include a disclosure of any capital lease obligations as required by Item 303(a)(5)(i) of Regulation S-K.  Please confirm that you do not have any capital lease obligations and, in doing so, please explain why.

Response

The Company reviews its lease agreements for proper lease classification in accordance with FASB ASC 840-10-25, and has determined that we have no capital leases.

Our longest dated lease at December 31, 2009, was for a single mall store location through 2024, or 15 years. Less than 1% of our stores had a remaining lease term of 10 years or longer at December 31, 2009.

For historical reference, in December of 2005 we entered into a sale and 20 year lease-back transaction for our corporate headquarters, which was accounted for as an operating lease; however, this lease agreement was amended to a three-year term with certain renewal options in June of 2008 when the corporate headquarters campus was sold to Tarrant County College District.

Mr. H. Christopher Owings Securities and Exchange Commission October 1, 2010 Page 8	FOIA Confidential Treatment Request by RadioShack Corporation

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 55

7.
Tell us and consider disclosing the amount of upfront commission and residual revenues recognized for all periods presented.  To the extent material, please present these service revenues separate from the product revenues on the face of the consolidated statements of income.  Refer to Rule 5-03 (1) of Regulation S-X.

Response

Upfront commissions and residual income amounts recorded as revenue were [***], [***], and [***] in 2009, 2008, and 2007, respectively.

The Company considers all compensation received from its wireless service providers to be related to the sale of the corresponding wireless handset. Although the upfront commission and the recurring residual income are distinct contractual elements with terms that are negotiated with each service provider, they must be considered in conjunction with the related product sale, because the Company is required to deliver - at the time of purchase by the customer - an activated wireless phone handset in order to earn all commissions and residual income. Because we are unable to earn an upfront commission or residual income without selling a wireless handset to the customer, we characterize all of this revenue as related to the sale of tangible products in accordance with Rule 5-03 (1) of Regulation S-X.

8.
Tell us if the wireless handset service carriers provide handset subsidies to you when a service contract is written and the related subsidies amounts.  If so, tell us and disclose how you account for these subsidies.

Response

The Company receives handset subsidies from wireless service providers. When the Company receives handset subsidies we determine the appropriate accounting for these subsidies in accordance with FASB ASC 605-50-45.

This guidance requires that these subsidies meet certain conditions to be classified as revenue. If the subsidy fails to meet one or more of these conditions, then we record the subsidy as a reduction of cost of products sold as the handsets are purchased by customers. Handset subsidies that met all conditions and therefore were recorded as revenue were [***], [***], and [***] for 2009, 2008, and 2007, respectively. Handset subsidies classified as reductions to cost of products sold were [***], [***], and [***] for 2009, 2008, and 2007, respectively.

Vendor Allowances, page 56

9.
Please revise your disclosure to clarify what estimates, if any, you make with respect to merchandise vendor allowances you receive and how you determine the estimates for all periods presented.  Also, tell us the amount of vendor allowance estimated, if applicable, and received for all periods presented.  For example, clarify in your disclosures if you have programs whereby you estimate the amount of vendor allowance recorded each period based on milestones such as volume of units sold etc.  Refer to FASB ASC 605-50.

Mr. H. Christopher Owings Securities and Exchange Commission October 1, 2010 Page 9	FOIA Confidential Treatment Request by RadioShack Corporation

Response

During the periods presented in our 2009 Annual Report on Form 10-K, we entered into two types of vendor allowance arrangements. The first type of allowance arrangement was calculated based on actual inventory purchases or sales transactions and requires no estimates of achieving future milestones. These amounts were calculated and recorded as reductions in inventory or cost of products sold in the period in which the purchase or sale transaction occurred.

The second type of allowance arrangement was based on the achievement of certain future milestones – for example annual purchase volume targets. At each quarterly balance sheet date during the contract period for these arrangements, we recorded the estimated amount of vendor allowance we had earned through that date. We calculated this estimate as follows:

•	Estimated our total contract period purchase volume based on purchases to date and forecasted purchases for the remainder of the contract period;

•	Applied the contractual vendor allowance rate, if applicable, to our actual purchases through the balance sheet date based on estimated total contract period purchase volumes; and

•	Recorded a receivable from the vendor for this estimated vendor allowance and a corresponding reduction to the carrying value of our inventory.

We have not entered into any of these milestone arrangements since 2008.

Proxy Statement on Schedule 14A filed April 16, 2010

Compensation Discussion and Analysis, page 27

Role of Management in Compensation Decisions, page 29

10.
We note your indication that the MD&C Committee utilizes RadioShack’s management “in certain respects” in connection with your executive compensation program.  Revise to clarify how you utilize management.

Response

In addition to the circumstances under which the MD&C Committee utilizes management as described on page 29 of the proxy statement, the MD&C Committee utilizes the performance evaluations of the named executive officers, other than the CEO, when establishing their compensation for the coming year.  The MD&C Committee also utilizes management to assist with the recruiting and hiring of new officers, including the named executive officers other than the CEO.  The MD&C Committee also oversees the work of management with respect to drafting and revising the Company’s various compensation and benefit plans and the required disclosures in the Company’s annual proxy statement.

Compensation Consultant, page 29

11.
Please revise to elaborate briefly on the outcome of the work that Towers Perrin was retained to do.  For example, we note that Towers Perrin was retained to advise the committee on the composition of RadioShack’s peer group and revise the use of performance metrics by peer group companies.  Please elaborate to explain what, if any, recommendations Towers Perrin made and what the MD&C Committee determined to do with such recommendations, if anything.

Mr. H. Christopher Owings Securities and Exchange Commission October 1, 2010 Page 10	FOIA Confidential Treatment Request by RadioShack Corporation

Response

The MD&C Committee requested that Towers Watson perform the following work during 2009:

•	Perform an executive compensation review of RadioShack’s five most highly compensated executives.

Outcome:  Towers Watson provided the MD&C Committee with a report regarding compensation market analysis for the named executive officers based on data obtained from the proxy statements of the Company’s peer group.  Towers Watson estimated that the named executive officers’ base salaries were approximately at the peer group 40th percentile, their target annual cash bonus incentives were approximately at the peer group 50th percentile, and the grant-date fair values of their long-term cash target incentives and equity incentives were approximately at the peer group 65th percentile.  Towers Watson made no recommendations in connection with this review.

•	Perform an historical pay-for-performance analysis of RadioShack’s five most highly compensated executives.

Outcome:  Towers Watson provided the MD&C Committee with a report analyzing the pay-for-performance alignment of the Company’s executive compensation program as compared to the programs of the Company’s peer group.  Towers Watson concluded that the Company’s realizable pay for the named executive officers from 2006-2008 was aligned with the Company’s financial performance during that same period.  On that basis, Towers Watson made no recommendations for changes to the Company’s compensation program in connection with this analysis.

•	Advise the MD&C Committee and management on the design of RadioShack’s 2009 Incentive Stock Plan.

Outcome:  Towers Watson analyzed the Company’s proposed 2009 Incentive Stock Plan (“2009 ISP”) prior to it being submitted to shareholders for approval at the 2009 annual meeting.  The analysis included the cost of the proposed plan, whether the plan permits the repricing of stock options without shareholder approval, and the Company’s historic utilization of equity incentives.  Towers Watson noted in its analysis that the proposed 2009 ISP met the relevant requirements set forth by RiskMetrics necessary to obtain a recommendation from RiskMetrics that shareholders vote for the 2009 ISP.  Towers Watson recommended that the Company authorize 11 million shares for use under the 2009 ISP, and that the Company use a fungible share pool for authorized shares.  The MD&C Committee adopted these recommendations.

•	Advise the MD&C Committee on the composition of RadioShack’s peer group.

Outcome:  Towers Watson provided the MD&C Committee with a report reviewing the Company’s then-current peer group as well as companies the Company might consider adding to or removing from the Company’s peer group.  In connection with this review, Towers Watson suggested the MD&C Committee consider removing AutoNation, Inc. from the Company’s peer group.  The MD&C Committee considered the reasons supporting Towers Watson’s suggestion, and approved removal of AutoNation, Inc. from the peer group.

Mr. H. Christopher Owings Securities and Exchange Commission October 1, 2010 Page 11	FOIA Confidential Treatment Request by RadioShack Corporation

•	Review RadioShack’s stock ownership guidelines.

Outcome:  Towers Watson reviewed the Company’s stock ownership guidelines and compared the Company’s guidelines to the prevailing market practices.  Towers Watson recommended the MD&C Committee consider the following in connection with its review of the Company’s stock ownership guidelines:
-	Continue to exclude stock options from the stock ownership calculation,
-	Increase salary multiples for stock ownership for executive management,
-	Express the minimum ownership requirement as the lesser of a multiple of base salary or a fixed number of shares,
-
Establish a five year period for officers to comply with the policy after becoming subject to the requirement, with an additional period of time after being promoted to a position subject to a higher ownership requirement, and

-	Maintain the 75% net share retention policy until the minimum ownership level is attained.

The MD&C Committee is considering the recommendations of Towers Watson.

•	Provide the MD&C Committee and management with data and analyses regarding executive compensation.

Outcome:  From time to time throughout the year the MD&C Committee and management requested that Towers Watson provide non-customized survey data and analyses.  Towers Watson made no recommendations in connection with these surveys.

•	Conduct a review of the use of performance metrics by peer group companies.

Outcome:  Towers Watson provided the MD&C Committee with a report on the performance metrics used in the incentive compensation programs of the Company’s peer group.  The report included the prevalence of different performance metrics used among the Company’s peer group for their annual and long-term incentive programs.  Towers Watson made no recommendations in connection with this review.

•
Perform an Executive Compensation Risk Assessment evaluating the risks associated with RadioShack’s 2009 executive compensation policies and practices, including the extent to which any such policies and practices create risks that are reasonably likely to have a material adverse effect on RadioShack.

Outcome:  Following a review of Towers Watson’s report, the MD&C Committee concluded that the Company’s executive compensation program strikes an appropriate balance between corporate risk mitigation and pay for performance.  Towers Watson made no recommendation in connection with this evaluation.

Process for Setting Compensation, page 30

12.
We note that the MD&C Committee reviews information from Towers Perrin “to determine the appropriate level and mix of incentive compensation.”  Please discuss what level the committee determined to utilize based upon any recommendation from Towers Perrin.

Response

Towers Watson did not provide any recommendation to the MD&C Committee on the level and mix of incentive compensation for 2009.  However, in November 2008, Towers Watson reported to the MD&C Committee that RadioShack’s named executive officers’ target annual cash bonus incentives were approximately at the peer group 50th percentile, and their long-term incentives were approximately at the peer group 80th percentile.  This information was based on compensation data obtained from the 2008 proxy statements of the Company’s peer group.

Mr. H. Christopher Owings Securities and Exchange Commission October 1, 2010 Page 12	FOIA Confidential Treatment Request by RadioShack Corporation

Annual Cash Incentive Bonus, page 32

13.
You have indicated that annual bonuses under this plan are “expressed as a percentage of the named executive officer’s base salary” and that the percentage “varies by the named executive officer’s level and overall job responsibilities.”  Please disclose these percentages, with a view to assisting us in understanding how you arrived at the amounts that were ultimately awarded to your named executive officers, as disclosed on the following page.  Please provide similar information with respect to your Long-Term Cash Incentive Plan.

Response

2009 Annual Bonuses

The MD&C Committee established a performance target based on Adjusted EBITDA (as defined in the Definitive Proxy Statement on Schedule 14A filed on April 14, 2010) for the 2009 annual bonus for Messrs. Day, Gooch, Applbaum, and Bevin, and their target annual bonus opportunities were equal to 100%, 75%, 75%, and 75% of their annualized base salaries, respectively.  If the Company attained its maximum Adjusted EBITDA goal, Messrs. Day, Gooch, Applbaum, and Bevin would receive 150%, 112.5%, 112.5%, and 112.5% of their annualized base salaries, respectively.  Depending on the Company’s Net Sales (as defined in the Definitive Proxy Statement on Schedule 14A filed on April 16, 2010) achievement, these officers could receive up to an additional 50% of their target Adjusted EBITDA opportunity above.  For 2009, the Company’s Adjusted EBITDA and Net Sales performance exceeded the targets established for payment of the maximum amounts under both of these performance measures.  Accordingly, Messrs. Day, Gooch, Applbaum, and Bevin received the maximum amounts, or 200%, 150%, 150%, and 150% of their annualized base salaries, respectively.

Mr. Ripperton’s target annual bonus opportunity was equal to 70% of his annualized base salary.  The MD&C Committee established performance targets for Mr. Ripperton under three performance measures for his 2009 annual bonus – Adjusted EBITDA (50%), gross margin (25%), and average inventory (25%).  Mr. Ripperton was also eligible to receive an additional bonus based on Net Sales, up to 50% of his 70% target bonus opportunity.  For 2009, the Company’s Adjusted EBITDA and Net Sales performance exceeded the targets established for payment of the maximum amount under both of these performance measures. As a result, Mr. Ripperton received the maximum amounts payable under these two performance measures, which equal 52.5% (Adjusted EBITDA) and 35% (Net Sales) of his annualized base salary, or $124,999 and $83,333, respectively.  With respect to the gross margin component, the Company achieved 102% of its target of $1,803.3 million.  Accordingly, Mr. Ripperton was paid $50,000, or 120% of his $41,666 target opportunity under the gross margin performance measure.  With respect to the average inventory component, the Company achieved 99% of its target of $753.3 million.  Achievement for average inventory of less than 100% indicates positive performance.  Accordingly, Mr. Ripperton was paid $45,833, or 110% of his $41,666 target opportunity under the average inventory performance measure.

2008-2009 Long-Term Incentive Plan

The MD&C Committee established a performance target for the 2008-2009 Long-Term Incentive Plan based on Adjusted EBITDA for Messrs. Gooch, Applbaum, Bevin, and Ripperton, and their target opportunities were equal to 100%, 100%, 100%, and 70% of their annualized base salaries, respectively.  The Adjusted EBITDA target was $875 million for 2008 through 2009, and the Company achieved $883.6 million in Adjusted EBITDA during this period, or 101% of the Adjusted EBITDA target amount.  Accordingly, the participating named executive officers received the following payments based on the Company’s performance:   Gooch - $606,699, Applbaum - $180,888, Bevin - $432,986, and Ripperton - $163,561.  These amounts equal approximately 102.4% of each officer’s target opportunity.  Messrs. Applbaum and Bevin’s awards were prorated due to the fact that they were not employed by the Company for the entire performance period.

Mr. H. Christopher Owings Securities and Exchange Commission October 1, 2010 Page 13	FOIA Confidential Treatment Request by RadioShack Corporation

Equity Incentives of Stock Option and Restricted Stock Grants, page 36

14.	You indicate here that you determined earlier this year to adjust the mix of equity awards to 77.5% restricted stock and 22.5% stock options. Please revise to explain why.

Response

The mix of the equity grants made to the named executive officers in February 2010 reflects the MD&C Committee’s decision to grant a larger percentage of the value of equity awards in the form of restricted stock.  The MD&C Committee granted a larger portion of the equity awards in the form of restricted stock due to factors such as prevailing market trends, executive retention considerations, and in order to further stock ownership objectives.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Consolidated Financial Statements (Unaudited)

Notes to Consolidated Financial Statements (Unaudited)

Note 6 – Wireless Service Provider Settlement Agreement, page 9

15.
We note your disclosure of the summary terms of the settlement agreement with one of your wireless service providers relating to disputes of upfront commission revenue for activations prior to July 1, 2010 and that the effects of the settlement agreement have been reflected in the net sales and operating revenues and accounts receivable in the accompanying consolidated financial statements.  We note no discussion of the impact of the settlement in the operating result discussion for the six month period ended June 30, 2010 in MD&A.  Please explain.  Also, explain to us and revise your disclosure to clarify in detail why you are unable to estimate the impact of the settlement on the results of operations for future periods.

Response

We included disclosure of the settlement agreement in our MD&A under the heading “Critical Accounting Policies.” However, in future filings we will duplicate this disclosure in our discussion of our operating results.

As disclosed in our filing, we are unable to estimate the combined effect that the settlement agreement and the anticipated modifications to the commission, recurring residual revenue and chargeback provisions of our wireless reseller agreement resulting from our good faith negotiations with this service provider will have on our results of operations for future periods.

However, we have provided disclosure of the historical residual income amounts received from this service provider as an indication of the effect this concession will have on our results of operations in future periods. We were unable to conclude that the reduced future residual income from this service provider represented a material change in the trend of our results of operations in future periods because of the unknown effect on our results of operations in future periods, if any, that would result from our good faith negotiations with this service provider.

Mr. H. Christopher Owings Securities and Exchange Commission October 1, 2010 Page 14	FOIA Confidential Treatment Request by RadioShack Corporation

16.
You state that the effects of the settlement agreement have been reflected in net sales and operating revenues and accounts receivable in the accompanying consolidated financial statements.  In this regard, clarify for us and in your disclosures if you had recorded the entire $141 million settlement amount in net sales and revenues and accounts receivable as of June 30, 2010.  If so, explain to us your basis in classifying the settlement amount within net sales and revenues rather than other income.  In addition, it appears that a portion of the settlement amount was related to the concession of the eight quarters’ residual income beginning July 1, 2010 and a re-negotiation of the commission and chargeback provisions with the wireless carrier.  As such, it appears the portion related to these concession or settlement elements should be deferred rather than recognized upfront.  Please explain and support your accounting with relevant accounting literature.  We may have further comment.

Response

All effects of this settlement agreement were recorded in net sales and operating revenues and accounts receivable as of June 30, 2010, and no amounts were deferred to future periods. These disputes related to upfront commission revenue, net of estimated chargebacks, earned on or before June 30, 2010, in the ordinary course of business. These net commission amounts are consistently recorded as net sales and operating revenues in our financial statements. Accordingly, we concluded that the settlement agreement related to these net commission amounts should be classified as net sales and operating revenues rather than other income.

Although we agreed with the wireless service provider to enter into good faith negotiations, the terms of the settlement agreement did not result in any changes to the terms of our commission and chargeback provisions on or after July 1, 2010.

A portion of the settlement did relate to the concession of an estimated eight quarters’ future residual income based on average residual income of approximately $9 million per quarter for the first six months of 2010. These revenues related to transactions that occurred prior to July 1, 2010, for which the Company had no future performance obligation. For this reason, no portion of the settlement agreement was deferred to future periods.

We referred to SAB Topic 13, Revenue Recognition, in evaluating the accounting for this settlement agreement and concluded that we should not defer revenue to future periods because the wireless reseller agreement and the settlement agreement provided evidence that an arrangement existed; we had satisfied all performance obligations related to this revenue at June 30, 2010; the price was fixed and determinable as documented in the terms of the settlement agreement; and collectability was reasonably assured.

In connection with the Company’s response to the staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings.

•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.

Mr. H. Christopher Owings Securities and Exchange Commission October 1, 2010 Page 15	FOIA Confidential Treatment Request by RadioShack Corporation

As noted above, to assist the staff with its review we will separately deliver a copy of this letter including the redacted information to you and members of your staff by overnight mail and fax.  If you have any questions or would like to discuss these issues further, please contact me at the above number.

Sincerely,

/s/  James F. Gooch

James F. Gooch
Executive Vice President and Chief Financial Officer

cc:        Office of Freedom of Information and Privacy Act Operations (redacted version)
Mara L. Ransom, Esq.
Andrew Mew